Exhibit (a)(5)(B)

iQIYI, Inc. Announces Completion of the Repurchase Right Offer for Its 3.75% Convertible Senior Notes due 2023

BEIJING, November 30, 2021 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced that it has completed its previously announced repurchase right offer relating to its 3.75% Convertible Senior Notes due 2023 (CUSIP No. 46267XAB4) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Monday, November 29, 2021. Based on information from Citibank, N.A. as the paying agent for the Notes, US$746,793,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate cash purchase price of these Notes was US$746,793,000. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

For further information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com